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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934 *


                             TEKNOWLEDGE CORPORATION
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    878919109
                                 --------------
                                 (Cusip Number)


  Mark J. Hanna, 327 Plaza Real, Suite 319, Boca Raton, FL 33432 (561) 367-1079
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 29, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 878919109                    13D                                PAGE 2
          ---------

1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARK J. HANNA

2         Check the appropriate Box if a Member of a Group             (a) [ ]
                                                                       (b) [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

NUMBER OF                7         SOLE VOTING POWER
SHARES                                  1,338,039
BENEFI-                  8         SHARED VOTING POWER
CIALLY                                  0
OWNED BY                 9         SOLE DISPOSITIVE POWER
EACH                                    1,338,039
REPORTING                10        SHARED DISPOSITIVE POWER
PERSON                                  0
WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,338,039

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%

14        TYPE OF REPORTING PERSON

          IN



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Item 1.   SECURITY AND ISSUER.

     This filing by Mark J. Hanna (the "Reporting Person"), relates to Common Stock, $.01 par value per share (the "Shares"), of Teknowledge Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1810 Embarcadero Road, Palo Alto, California 94303. Information regarding the Reporting Person is set forth below.

Item 2.   IDENTITY AND BACKGROUND.

     The Reporting Person's present principal occupation is as President and a member of the Board of Directors of Frost Hanna Capital Group, Inc., a Florida corporation. He is also a member of the Board of Directors of Continucare Corporation, a Florida corporation. The Reporting Person's principal business address is 327 Plaza Real, Suite 319, Boca Raton, Florida 33432.

     To the best knowledge of the Reporting Person, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. The Reporting Person is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of Shares of the Issuer purchased by the Reporting Person reported in this Schedule 13D, including the payment of commissions, was $262,487. The source of funds used in making these purchases was the personal funds of the Reporting Person. No portion of the consideration used by the Reporting Person in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.   PURPOSE OF TRANSACTION.

     The Shares were acquired by the Reporting Person as an investment. The Reporting Person intends to monitor his investment in the Shares on a continuing basis. The Reporting Person may acquire additional Shares (subject to availability of Shares of prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Person reserves the right to dispose of some or all of his Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Person or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Shares, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

     Except as otherwise stated herein, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

                          Amount of Shares                 Percentage
    Name                 Beneficially Owned                 Of Class*
    ----                 ------------------                ----------

Mark J. Hanna                1,338,039                         5.6%


* Based on 23,867,674 Shares outstanding as of July 29, 1997 as reported on the Issuer's Quarterly Report on Form 10-Q for the Period ended June 30, 1997.

     The Reporting Person possesses sole voting and disposition power with respect to all of the Shares identified above.

     Exhibit 1 attached hereto, sets forth a report of the transactions of the Reporting Person involving Shares of the Issuer effected during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is not a party to any contract, arrangement, understanding of or relationship with any person with respect to any securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1. Description of transactions in the Issuer's Shares by the Reporting Person.

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                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                             /s/ Mark J. Hanna
                                             -----------------
Date: September 12, 1997                     Mark J. Hanna












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                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION

1           Description of transactions in the Issuer's Shares by Mark J. Hanna




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                                    EXHIBIT 1

               NUMBER OF SHARES        PRICE PER             TYPE OF
DATE               ACQUIRED              SHARE             TRANSACTION
----           ----------------        ---------           -----------

08/29/97             25,000              $.46          Open Market Transaction
08/29/97             25,000              $.48          Open Market Transaction
08/29/97             25,000              $.51          Open Market Transaction




















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